ECOPETROL S.A. reports United Kingdom court’s decision and expected Dutch court’s decision related to restructuring plans of McDermott’s subsidiaries and Reficar’s arbitral award

Ecopetrol informs that on February 27, 2024 its subsidiary Refineria de Cartagena S.A.S. (Reficar) was notified of the decision of a United Kingdom court to approve the restructuring plan of CB&I UK Limited, a subsidiary of McDermott International Ltd., and consequently to discharge CB&I UK Limited’s payment obligation to Reficar under the arbitral award of June 2, 2023.

Separately, it is expected that in March 2024 a Dutch court will approve a restructuring plan submitted by an independent expert appointed by such court for Chicago Bridge & Iron Company N.V. (CB&I N.V.), another subsidiary of McDermott International Ltd. If the restructuring plan is approved as submitted, Reficar could receive, among others, preferred shares convertible into 19.9% of the common stock of McDermott International Ltd. in satisfaction of CB&I N.V.’s payment obligation to Reficar under the arbitral award of June 2, 2023.

Bogota D.C., February 27, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent with more than 18,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This press release contains forward-looking statements which are based on current expectations and assumptions about future events and which can be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “intend”, “continue”, or “believe” or other words of similar import, and which forward-looking statements also include certain projections, forecasts, budgets and other estimates. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond the Ecopetrol’s control. Ecopetrol does not undertake any obligation to provide any additional information or to update this press release or to correct any inaccuracies that may become apparent, whether as a result of new information, future events or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

For more information, please contact:

Head of Capital Markets

Carolina Tovar Aragón

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co